Exhibit 99.1

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS – THREE AND SIX-MONTH PERIODS ENDED AUGUST 31, 2014 AND 2013

Introduction

This management’s discussion and analysis (“MD&A”) is presented in order to provide the reader with an overview of the financial results and changes to the financial position of Acasti Pharma Inc. (“Acasti” or the “Corporation”) as at August 31, 2014 and for the three and six-month periods then ended. This MD&A explains the material variations in the financial statements of operations, financial position and cash flows of Acasti for the three and six-month periods ended August 31, 2014 and 2013. The Corporation effectively commenced active operations with the transfer of an exclusive worldwide license from its parent corporation, Neptune Technologies & Bioressources Inc. (“Neptune”), in August 2008. The Corporation was inactive prior to that date.

In this MD&A, financial information for the three and six-month periods ended August 31, 2014 is based on the interim financial statements of the Corporation, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. In accordance with its terms of reference, the Audit Committee of the Corporation’s Board of Directors reviews the contents of the MD&A and recommends its approval to the Board of Directors. The Board of Directors approved this MD&A on October 14, 2014. Disclosure contained in this document is current to that date, unless otherwise noted. The Corporation’s financial results are published in Canadian dollars. All amounts appearing in this MD&A are in thousands of Canadian dollars, except share and per share amounts or unless otherwise indicated.

Additional information on the Corporation can be found on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov/edgar.shtml under Acasti Pharma Inc.

On March 31, 2011, following the submission of an initial listing application, the Class A shares of the Corporation were listed for trading on the TSX Venture Exchange under the ticker symbol “APO”. In January 2013, the Corporation had its Class A shares listed on the NASDAQ Capital Market exchange, under the symbol “ACST”.

management analysis of the financial situation and operating results

Forward-Looking Statements

This MD&A contains certain information that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which Acasti refers to in this MD&A as forward-looking information. Forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking information in this MD&A includes, but is not limited to, information about:
•	Acasti’s ability to conduct current and new clinical trials for its product candidate, including the timing and results of these clinical trials;
•	Acasti’s ability to commercialize its products and product candidate;
•
Acasti’s ability to secure third-party manufacturer arrangements to provide Acasti with sufficient raw materials for its operations, including, but not limited to, Acasti’s ability to retain a third-party to manufacture CaPre® under good manufacturing practice (“GMP”) standards;

•	Acasti’s ability to obtain and maintain regulatory approval of CaPre®; and
•	Acasti’s expectations regarding its financial performance, including its revenues, research and development, expenses, gross margins, liquidity, capital resources and capital expenditures.

Although the forward-looking information is based upon what Acasti believes are reasonable assumptions, no person should place undue reliance on such information since actual results may vary materially from the forward-looking information.

In addition, the forward-looking information is subject to a number of known and unknown risks, uncertainties and other factors, including those described in this MD&A under the heading “Risk Factors”, many of which are beyond the Corporation’s control, that could cause actual results and developments to differ materially from those that are disclosed in or implied by the forward-looking information, including, without limitation:
•	whether current and future clinical trials by the Corporation will be successful;
•	whether CaPre® and Onemia® can be successfully commercialized;
•	the Corporation’s history of net losses and inability to achieve profitability;
•
the Corporation’s reliance on third parties for the manufacture, supply and distribution of its products and for the supply of raw materials, including the ability to retain third parties to produce CaPre® under GMP standards;

•	the Corporation’s reliance on a limited number of distributors for Onemia® and its ability to secure distribution arrangements for CaPre® if it reaches commercialization;
•	the Corporation’s ability to manage future growth efficiently;
•	the Corporation’s ability to further achieve profitability;
•	the Corporation’s ability to secure future financing from Neptune or other third party sources on favorable term or at all and, accordingly, continue as a going concern;
•	the Corporation’s ability to gain acceptance of its products in its markets;
•	the Corporation’s ability to attract, hire and retain key management and personnel;
•	the Corporation’s ability to achieve its publicly announced milestones on time;
•	the Corporation’s ability to successfully defend product liability lawsuits brought against it;
•	intense competition from other companies in the pharmaceutical and medical food industries; and
•	the Corporation’s ability to secure and defend its intellectual property rights and to avoid infringing upon the intellectual property rights of third parties.

Consequently, all the forward-looking information is qualified by this cautionary statement and there can be no guarantee that the results or developments that the Corporation anticipates will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Corporation’s business, financial condition or results of operations. Accordingly, you should not place undue reliance on the forward-looking information. Except as required by applicable law, Acasti does not undertake to update or amend any forward-looking information, whether as a result of new information, future events or otherwise. These forward-looking statements are made as of the date of this MD&A.

management analysis of the financial situation and operating results

Business Overview

Acasti is an emerging biopharmaceutical company focused on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment and prevention of certain cardiometabolic disorders, in particular abnormalities in blood lipids, also known as dyslipidemia.  Because krill feeds on phytoplankton (diatoms and dinoflagellates), it is a major source of phoshpholipids and polyunsaturated fatty acids, mainly eicosapentaenoic acid (EPA) and docosahexaenoic acid (DHA), which are two types of omega-3 fatty acids well known to be beneficial for human health.

CaPre®, Acasti’s prescription drug candidate, is a highly purified omega-3 phospholipid concentrate derived from krill oil and is being developed to help prevent and treat hypertriglyceridemia, a condition characterized by abnormally high levels of triglycerides in the bloodstream. In 2011, two Phase II clinical trials were initiated in Canada (the TRIFECTA trial and the COLT trial) to evaluate the safety and efficacy of CaPre® for the management of mild to severe hypertriglyceridemia (high triglycerides with levels ranging from 200 to 877 mg/dL).  Both trials also include the secondary objective of evaluating the effect of CaPre® in patients with mild to moderate hypertriglyceridemia (high triglycerides levels ranging from 200 to 499 mg/dL) as well as in patients with severe hypertriglyceridemia (very high triglycerides levels ranging from 500 to 877 mg/dL). The COLT trial was completed during the second quarter of the 2014 fiscal year and the TRIFECTA trial was completed in the second quarter of fiscal 2015. Based on the positive results of the COLT trial, Acasti filed an investigational new drug (IND) submission to the U.S. Food and Drug Administration (FDA) to conduct a pharmacokinetic study (PK trial) in the U.S.  Acasti subsequently received approval to conduct the PK trial and it was completed in the second quarter of fiscal 2015.

Onemia® is Acasti’s commercialized product and has been marketed in the United States since 2011 as a “medical food”.  Onemia® is only administered under the supervision of a physician and is intended for the dietary management of omega-3 phospholipids deficiency related to abnormal lipid profiles and cardiometabolic disorders.

Pursuant to a license agreement entered into with Neptune in August 2008, Acasti has been granted a license to rights on Neptune’s intellectual property portfolio related to cardiovascular pharmaceutical applications (the “License Agreement”). In December 2012, the Corporation entered into a prepayment agreement with Neptune pursuant to which the Corporation exercised its option under the License Agreement to pay in advance all of the future royalties’ payable under the license. The royalty free license allows Acasti to exploit the subject intellectual property rights in order to develop novel active pharmaceutical ingredients (“APIs”) into commercial products for the medical food and the prescription drug markets. Acasti is responsible for carrying out the research and development of the APIs, as well as required regulatory submissions and approvals and intellectual property filings relating to the cardiovascular applications. The products developed by Acasti require the approval from the FDA before clinical studies are conducted and approval from similar regulatory organizations before sales are authorized.

Operations

During the three-month period ended August 31, 2014, Acasti made progress in its research and pharmaceutical product development, advancing with its prescription drug candidate, CaPre®, while expanding its commercialization efforts for its medical food Onemia®. The following is a summary of the period’s highlights.

Clinical Trials Update

Acasti initiated two Phase II clinical trials in Canada (the COLT trial and the TRIFECTA trial) designed to evaluate the safety and efficacy of CaPre® for the management of mild to moderate hypertriglyceridemia (high triglycerides with levels ranging from 200 to 499 mg/dL) and severe hypertriglyceridemia (high triglycerides with levels over 500 mg/dL). Due to a recent decision of the U.S. Food and Drug Administration’s (the “FDA”) not to grant authorization to commercialize a competitor’s drug in the mild to moderate patient population before the demonstration of clinical outcome benefits, Acasti is reassessing its clinical strategy and may put a primary and first focus on the severe hypertriglyceridemia population.

management analysis of the financial situation and operating results

COLT Trial
The final results of the COLT trial indicated that CaPre® was safe and effective in reducing triglycerides in patients with mild to severe hypertriglyceridemia with significant mean (average) triglyceride reductions above 20% after 8 weeks of treatment with both daily doses of 4.0g and 2.0g. Demographics and baseline characteristics of the patient population were balanced in terms of age, race and gender. A total of 288 patients were enrolled and randomized and 270 patients completed the study, which exceeded the targeted number of evaluable patients. From this patient population, approximately 90% had mild to moderate hypertriglyceridemia. CaPre® was safe and well tolerated. The proportion of patients treated with CaPre® that experienced one or more adverse events in the COLT trial was similar to that of the standard of care group (30.0% versus 34.5%, respectively). A substantial majority of adverse events were mild (82.3%) and no severe treatment-related adverse effects have been reported.

The COLT trial met its primary objective showing CaPre® to be safe and effective in reducing triglycerides in patients with mild to severe hypertriglyceridemia. After only a 4-week treatment, CaPre® achieved a statistically significant triglyceride reduction as compared to standard of care alone. Patients treated with 4.0g of CaPre® a day over 4 weeks reached a mean triglyceride decrease of 15.4% from baseline and a mean improvement of 18.0% over the standard of care. Results also showed increased benefits after 8 weeks of treatment, with patients on a daily dose of 4.0g of CaPre® registering a mean triglyceride decrease of 21.6% from baseline and a statistically significant mean improvement of 14.4% over the standard of care. It is noteworthy that a mean triglyceride reduction of 7.1% was observed for the standard of care group at week 8, which may be explained by lipid lowering medication adjustments during the study, which was allowed to be administered in the standard of care group alone.

Moreover, after 8 weeks of treatment, patients treated with 1.0g for the first 4 weeks of treatment and 2.0g for the following 4 weeks showed a statistically significant triglycerides mean improvement of 16.2% over the standard of care, corresponding to a 23.3% reduction for the 1.0-2.0g daily dose as compared to a 7.1% reduction for the standard of care. After 8 weeks of treatment, patients treated with 2.0g of CaPre® for the entire 8 weeks showed statistically significant triglycerides mean reduction of 14.8% over the standard of care, corresponding to a 22.0% reduction for the 2.0g as compared to a 7.1% reduction for the standard of care. Also, after 8 weeks of treatment, patients treated with 4.0g for the entire 8 weeks showed statistically significant triglycerides, non-HDL-C (non-high density lipoprotein, which includes all cholesterol contained in the bloodstream except HDL-C (high density lipoprotein (good cholesterol)) and HbA1C (haemoglobin A1C) mean improvements of, respectively, 14.4% and 9.8% and 15.0% as compared to standard of care. The 4.0g group mean improvements in (i) triglycerides of 14.4% corresponds to a reduction of 21.6% as compared to a reduction of a 7.1% for the standard of care group, (ii) non-HDL-C of 9.8% corresponds to a reduction of 12.0% as compared to a reduction of 2.3% for the standard of care group, and (iii) HbA1C of 15.0% corresponds to a reduction of 3.5% as compared to an increase of 11.5% for the standard of care group. In addition, all combined doses of CaPre® showed a statistically significant treatment effect on HDL-C levels, with an increase of 7.4% as compared to standard of care. Trends (p-value < 0.1) were also noted on patients treated with 4.0g of CaPre® for the entire 8-week treatment period with mean reduction of total cholesterol of 7.0% and increase of HDL-C levels of 7.7% as compared to the standard of care. Furthermore, after doubling the daily dosage of CaPre® after an initial period of 4 weeks, the results indicate a dose response relationship corresponding to a maintained and improved efficacy of CaPre® after an 8-week period. The efficacy of CaPre® at all doses in reducing triglyceride levels and increased effect with dose escalation suggests that CaPre® may be titrable, allowing physicians to adjust dosage in order to better manage patients’ medical needs. In addition, the results of the COLT trial indicate that CaPre® has no significant deleterious effect on LDL-C (bad cholesterol) levels.

Acasti presented the results of the COLT trial at two scientific forums, the National Lipid Association Scientific Session in the USA from May 1 to 4, and the 82nd Congress of European Atherosclerosis Society in Spain from May 31 to June 3.  Acasti also presented at the World Congress of Heart Disease in Boston (July 25-28th, 2014).

TRIFECTA Trial
On December 20, 2012, the TRIFECTA trial completed an interim analysis. The review committee made up of medical physicians assembled to evaluate the progress of the TRIFECTA trial reviewed the interim analysis relative to drug safety and efficacy and unanimously agreed that the study should continue as planned. All committee members agreed that there were no toxicity issues related to the intake of CaPre® and that the signals of a possible therapeutic effect, noted as reduction of triglycerides in the groups evaluated, were reassuring and sufficiently clinically significant to allow the further continuation of the TRIFECTA trial. The data was provided to the committee members blind, meaning that the identity of the three groups was not revealed. Since the data revealed a possible therapeutic effect without any safety concerns, the committee decided that it was not necessary to unblind the data.

management analysis of the financial situation and operating results

On September 29, 2014, Acasti announced successful top-line results for its Phase II double blind, placebo controlled trial (TRIFECTA) assessing the safety and efficacy of CaPre® for the treatment of patients with hypertriglyceridemia. CaPre®, Acasti’s investigational new drug candidate, is composed of a patent-protected highly concentrated novel omega-3 phospholipid for the prevention and treatment of certain cardiometabolic disorders.

TRIFECTA was a randomized, placebo-controlled, double-blind, dose-ranging trial designed to evaluate the safety and efficacy of CaPre® in reducing triglyceride levels in patients with mild-to-severe hypertriglyceridemia, using daily doses of 1 gram or 2 grams of CaPre® or placebo over a 12-week period. Placebo consisted of microcrystalline cellulose, a well-known inert substance not absorbed into the bloodstream. Demographic and baseline characteristics of the patient population were balanced. A total of 387 patients were randomized and 365 patients completed the 12-week study, in line with the targeted number of evaluable patients. From this patient population, approximately 90% had mild to moderate hypertriglyceridemia with baseline triglycerides between 200 and 499 mg/dL (2.28 to 5.69 mmol/L). The remainder had very high baseline triglycerides between 500 and 877 mg/dL (> 5.7 and < 10 mmol/L). Approximately 30% of patients were on lipid lowering medications, such as statins, and approximately 10% were diabetic.

CaPre® successfully met the trial’s primary endpoint achieving a statistically significant (p < 0.001) mean placebo-adjusted decrease in triglycerides from baseline to week-12, with reductions of 36.4% for 1 gram and 38.6% for 2 grams.

Along with material triglyceride reductions, all key secondary endpoints were met. This is a notable achievement as the trial was not designed to show a statistical significance on any other lipid than triglycerides. Nevertheless, there was a statistically significant decrease in non-HDL-C versus placebo (p=0.038), with the 2 gram per day CaPre® group decreasing by 5.3% from baseline versus placebo over the 12-week period. Non-HDL is considered the most accurate risk marker for cardiovascular disease.

CaPre® was also shown to have a slight increase in HDL-C (good cholesterol) at both the 1 gram and 2 gram levels and decrease in LDL-C (bad cholesterol) at 2 grams. As well, there was a clinically meaningful mean placebo-adjusted reduction in VLDL-C of 10.9% and 13.5% at 1 gram and 2 gram daily doses of CaPre®, respectively. VLDL-C is considered a highly significant predictor of coronary artery disease.

Finally, a statistically significant dose response increase in the Omega-3 Index for patients on 1 gram and 2 grams of CaPre® versus placebo was noted. The Omega-3 Index reflects the percentage of EPA and DHA in red blood cell fatty acids. The risk of cardiovascular disease is considered to be lower as the Omega-3 Index increases.

CaPre® was found to be safe and well tolerated at all doses tested, with no serious adverse events that were considered treatment related. Out of 387 randomized patients, a total of 7 (1.8%) were discontinued as a result of adverse events, three were on placebo, two were on 1 gram of CaPre® and two were on 2 grams of CaPre®. The predominant incidence was gastrointestinal related, with no difference between CaPre® and placebo. The safety profiles of patients on CaPre® and placebo were similar.

Acasti continues to expect full TRIFECTA results by the end of calendar 2014. Once available, the Corporation will finalize its next steps including its on-going discussions with the US Food and Drug Administration (FDA). Acasti remains committed to moving forward with its pivotal Phase III clinical trial of CaPre® in patients with severe hypertriglyceridemia and to achieving full regulatory approval of CaPre®.  Full data is expected to come out in the following quarter.

PK Trial
On January 9, 2014, Acasti announced that the FDA  allowed  the PK trial to proceed, having found no objections with the proposed trial design, protocol or safety profile of CaPre®. Acasti also announced that Quintiles, the world’s largest provider of biopharmaceutical development and commercial outsourcing services, had been hired to conduct the PK trial.  On July 9, 2014, Acasti announced the completion of the PK trial.

management analysis of the financial situation and operating results

On September 30, 2014, Acasti announced top-line results for its PK trial.

The PK trial was an open-label, randomized, multiple-dose, single-center, parallel-design study in healthy volunteers.   Forty-two male and female individuals, at least 18 years of age, were enrolled into 3 groups of 14 subjects who took 1, 2 or 4 grams of CaPre®, administered once a day 30 minutes after breakfast. The objectives of the study were to determine the pharmacokinetic profile and safety on Day 1 following a single oral dose and Day 14 following multiple oral doses of CaPre® on individuals pursuing a low-fat diet (therapeutic lifestyle changes diet).  The effect of a high-fat meal on the bioavailability of CaPre® was also evaluated at Day 15.  Blood samples were collected for assessment of EPA and DHA total lipids in plasma to derive the pharmacokinetic parameters.

CaPre® pharmacokinetics appear to be approximately dose proportional over the 1 to 4 gram a day dose range.  Following a single daily dose, CaPre® reached steady state (EPA and DHA levels plateaued) within 7 days of dosing.

The bioavailability of CaPre® does not appear to be meaningfully affected by the fat content of the meal consumed prior to dose administration.

CaPre® was found to be safe and well tolerated at all doses tested, with all subjects completing the study.  Three adverse events were reported and considered relating to CaPre®, all of which were mild.  Full data is expected to come out in the following quarter.

Onemia®
During the three-month period ended August 31, 2014, Acasti furthered its business development and direct commercialization activities in the U.S. for its medical food Onemia®. Physicians initiated and/or continued their recommendations of Onemia® for patients diagnosed with cardiometabolic disorders. Acasti expects continued sales of Onemia® to provide short-term revenues that will contribute, in part, to finance Acasti’s research and development projects while establishing Acasti’s omega-3 phospholipids product credentials.

More Business Update
On April 27, 2014, Neptune, Acasti and Enzymotec reached a settlement agreement. The Settlement with Enzymotec provides for a dismissal of all Enzymotec respondents from the on-going ITC investigation brought by Neptune and Acasti, as well as the dismissal of all current lawsuits brought by Neptune against Enzymotec and companies in its value chain. As part of the settlement, Neptune granted a world-wide, non-exclusive, royalty-bearing license to Enzymotec, allowing them to market and sell within the nutraceutical market products. Under the terms of the settlement, royalty levels for the US market are dependent on the outcome of the pending inter partes review proceedings before the U.S. Patent and Trademark Office (USPTO) regarding Neptune’s ‘351 composition of matter patent (No. 8,278,351), and the royalty levels for the Australian market are dependent on the outcome of a re-examination proceeding before the Australian Patent Office (APO) regarding Neptune’s equivalent Australian composition of matter patent (No. 2002322233). Enzymotec also agreed to pay Neptune an additional non-refundable one-time payment for the manufacture and sale of krill products prior to the effective USPTO and/or APO decision dates. The USPTO’s decision in the ‘351 inter partes review is not expected until early 2015 while the APO’s decision is not expected until spring 2015.

On April 28, 2014, Acasti announced the resignation of Mr. Henri Harland as President and Chief Executive Officer of Acasti.  Mr. Harland’s mandate as a Director of Acasti was terminated at the Annual Shareholders’ meeting held on June 19, 2014. Acasti has begun the search for a new President and Chief Executive Officer. During the interim period, Acasti continues to be managed under the leadership of Acasti’s interim Chief Executive Officer, Mr. André Godin.

On May 29, 2014, Henri Harland, the former President and Chief Executive Officer of the Corporation filed a lawsuit against Neptune, Acasti and NeuroBioPharm in connection with his departure as President and Chief Executive Officer of each of Neptune, Acasti and NeuroBioPharm. Among other things, Mr. Harland alleged that his resignation occurred as a result of a constructive dismissal and is seeking approximately $8.5 million in damages and costs. In addition, Mr. Harland is seeking from Neptune, Acasti and NeuroBioPharm, as applicable, the issuance of 500,000 shares of each of Neptune, Acasti and NeuroBioPharm as well as two blocks of 1,000,000 call options each on the shares held by Neptune in Acasti and NeuroBioPharm.  The following day, Neptune, Acasti and NeuroBioPharm jointly announced that they believed the claim as formulated was without merit or cause, they will vigorously defend the lawsuit and will take any steps necessary to protect their interests.

management analysis of the financial situation and operating results

In September 2014, Dr. Harlan W. Waksal, M.D. resigned as Executive Vice-President of the Corporation.  He remains as director on the Corporation’s Board of Directors.

Basis of presentation of the financial statements

The Corporation’s current assets as at August 31, 2014 include short-term investments for an amount of $21,181, mainly generated by the net proceeds from the public and private offerings of common shares and warrants, completed on December 3, 2013 and February 7, 2014, respectively.  The Corporation also has trade and other receivables of $640, receivable from a corporation under common control of $50, tax credits receivable for an amount of $191, inventories of $287 and prepaid expenses of $311 as at August 31, 2014. The Corporation’s liabilities at August 31, 2014 are comprised primarily of amounts due to creditors for $1,415, and $929 payable to Neptune as well as derivative warrant liabilities of $6,865, which represents the fair value as of August 31, 2014, of the warrants issued to the Corporation’s public offering participants.  The fair value of the Warrants issued was determined to be $0.58 per warrant upon issuance and $0.37 per warrant as at August 31, 2014.  The fair value of the warrants will be revaluated at each reporting date. Changes in the fair value of the Warrants are recognized in finance income.  The Warrants forming part of the Units are derivative liabilities (“Derivative warrant liabilities”) for accounting purposes due to the currency of the exercise price being different from the Corporation’s functional currency.

The Corporation is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results, the meeting of development objectives set by Neptune in its license agreement, and the establishment of strategic alliances. The Corporation has incurred significant operating losses and negative cash flows from operations since inception.  To date, the Corporation has financed its operations through public offering and private placement of common shares, funds from its parent corporation, proceeds from exercises of warrants, rights and options and research tax credits.  To achieve the objectives of its business plan, the Corporation plans to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation will require approval from the U.S Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized.  The ability of the Corporation to ultimately achieve profitable operations is dependent on a number of factors outside of the Corporation’s control.

SELECTED FINANCIAL INFORMATION
(In thousands of dollars, except per share data)

	Three-month periods ended		Six-month periods ended
	August 31, 2014	August 31, 2013	August 31, 2014	August 31, 2013
	$	$	$	$
Revenue from sales	8	266	64	273
Adjusted EBITDA(1)	(2,449)	(1,763)	(4,144)	(3,033)
Net loss and comprehensive loss	(3,712)	(3,238)	(2,356)	(5,203)
Basic and diluted loss per share	(0.03)	(0.04)	(0.02)	(0.07)
Total assets	41,364	25,873	41,364	25,873
Working capital(2)	20,250	1,173	20,250	1,173
Total equity	32,089	21,985	32,089	21,985
Book value per Class A share(3)	0.30	0.27	0.30	0.27

(1)
The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented below.

(2)
The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

(3)
The book value per share is presented for information purposes only and is obtained by dividing the shareholders’ equity by the number of outstanding Class A shares at the end of the period. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

management analysis of the financial situation and operating results

RECONCILIATION OF THE ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (ADJUSTED EBITDA)

A reconciliation of Adjusted EBITDA is presented in the table below. The Corporation uses adjusted financial measures to assess its operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation financial condition and operating results.

Acasti obtains its Adjusted EBITDA measurement by adding to net loss, finance costs, depreciation and amortization and income taxes and by subtracting finance income.  Acasti also excludes the effects of certain non-monetary transactions recorded, such as gain or loss on foreign exchange and stock-based compensation, from its Adjusted EBITDA calculation. The Corporation believes it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring.

RECONCILIATION OF ADJUSTED EBITDA
(In thousands of dollars)

	Three-month periods ended		Six-month periods ended
	August 31, 2014	August 31, 2013	August 31, 2014	August 31, 2013
	$	$	$	$
Net loss	(3,712)	(3,238)	(2,356)	(5,203)
Add (deduct)
Finance costs	319	1	2	2
Finance income	(26)	(8)	(4,371)	(18)
Depreciation and amortization	585	502	1,168	668
Stock-based compensation	421	993	1,115	1,534
Foreign exchange (gain) loss	(36)	(13)	298	(16)
Adjusted EBITDA	(2,449)	(1,763)	(4,144)	(3,033)

SELECTED QUARTERLY FINANCIAL DATA
(In thousands of dollars, except per share data)

Fiscal year ending February 28, 2015

		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue from sales	64	56	8
Adjusted EBITDA(1)	(4,144)	(1,695)	(2,449)
Net (loss) income	(2,356)	1,356	(3,712)
Basic and diluted (loss) earnings per share	(0.02)	0.01	(0.03)

The variation in Adjusted EBITDA between the first and the second quarter is mainly attributable to the increase in research and development expenses related to the Corporation’s clinical trials.

management analysis of the financial situation and operating results

The net income in the first quarter is mainly attributable to the gain resulting from the change in fair value of the derivative warrant liability of $4,634.  In the second quarter the change in fair value of the derivative warrant liability was a loss of $318.

Fiscal year ended February 28, 2014

		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue from sales	501	6	266	28	201
Adjusted EBITDA(1)	(5,584)	(1,270)	(1,763)	(1,574)	(977)
Net loss	(11,612)	(1,965)	(3,238)	(3,856)	(2,553)
Basic and diluted loss per share	(0.14)	(0.03)	(0.04)	(0.05)	(0.02)

Fiscal year ended February 28, 2013

		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue from sales	724	14	237	424	49
Adjusted EBITDA(1)	(4,397)	(923)	(1,053)	(1,048)	(1,373)
Net loss	(6,892)	(1,576)	(1,752)	(1,611)	(1,953)
Basic and diluted loss per share	(0.09)	(0.02)	(0.02)	(0.02)	(0.03)

(1)
The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements. Reconciliation to the Corporation’s net loss is presented above.

COMMENTS ON THE SIGNIFICANT VARIATIONS OF RESULTS FROM OPERATIONS FOR THE THREE AND SIX-MONTH PERIODS ENDED AUGUST 31, 2014 AND 2013

Revenues
The Corporation generated revenues from sales of $8 from the commercialization of Onemia®, its medical food product, during the three-month period ended August 31, 2014.  The revenues were generated from a distribution agreement the Corporation entered into with a US distributor specialized in medical food, as well as from sales made directly to customers in the United States.  Acasti relies on a limited number of distributors / clients, therefore, revenues from sales may vary significantly period to period. The Corporation generated revenue from sales of $266 during the corresponding period in 2013.

The Corporation generated revenues from sales of $64 from the commercialization of Onemia®, its medical food product, during the six-month period ended August 31, 2014, a decrease of $209 from revenues of $273 generated during the corresponding period in 2013.

Gross Profit
Gross profit is calculated by deducting the cost of sales from revenue.  Cost of sales consists primarily of costs incurred to manufacture products.  It also includes related overheads, such as certain costs related to quality control and quality assurance, inventory management, sub-contractors and costs for servicing and commissioning.

The gross profit for the three-month period ended August 31, 2014 amounted to $3 or 40%, which is in Corporation’s target range for its gross profit margin, being 40 to 60%.  The Corporation realized a gross profit of $115 or 43% during the three-month period ended August 31, 2013.

management analysis of the financial situation and operating results

The gross profit for the six-month period ended August 31, 2014 amounted to $33 or 52%, which is in the Corporation’s adjusted target range for its gross profit margin.  The Corporation realized a gross profit of $119 or 44% during the six-month period ended August 31, 2013.

Breakdown of Major Components of the Statement of Earnings and Comprehensive Loss for the three and six-month periods ended August 31, 2014 and 2013

General and administrative expenses	Three-month periods ended August 31,		Six-month periods ended August 31,
	2014	2013	2014	2013
	$	$	$	$
Salaries and benefits	425	237	749	443
Stock-based compensation	354	875	953	1,290
Professional fees	56	102	213	271
Royalties	-	52	-	228
Amortization and depreciation	585	502	1,168	668
Sales and marketing	4	3	11	9
Investor relations	136	29	164	55
Rent	25	23	50	51
Other	70	25	129	36
TOTAL	1,655	1,848	3,437	3,051

Research and development expenses	Three-month periods ended August 31,		Six-month periods ended August 31,
	2014	2013	2014	2013
	$	$	$	$
Salaries and benefits	127	145	256	301
Stock-based compensation	67	118	162	244
Contracts	1,385	1,211	2,336	1,675
Regulatory expenses	52	-	78	1
Professional fees	102	95	128	151
Other	108	23	118	52
Tax credits	(38)	(67)	(56)	(119)
TOTAL	1,803	1,526	3,022	2,304

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA)
Adjusted EBITDA decreased by $686 for the three-month period ended August 31, 2014 to $(2,449) compared to $(1,763) for the three-month period ended August 31, 2013, mainly due to increases in general and administrative expenses and research and development expenses before consideration of stock-based compensation and amortization and depreciation.

The increase in general and administrative expenses is mainly attributable to increases in salaries and benefits and investor relations activities, partially offset by decreases in royalties and professional fees.

The increase in research and development expenses is mainly attributable to increases in contract expenses related to the Corporation’s clinical trials, other expenses and regulatory expenses, partially offset by a decrease in salaries and benefits.

Adjusted EBITDA decreased by $1,111 for the six-month period ended August 31, 2014 to $(4,144) compared to $(3,033) for the six-month period ended August 31, 2013, mainly due to increases in general and administrative expenses and research and development expenses before consideration of stock-based compensation and amortization and depreciation.

The increase in general and administrative expenses is mainly attributable to increases in salaries and benefits and investor relations activities, partially offset by decreases in royalties and professional fees.

management analysis of the financial situation and operating results

The increase in research and development expenses is mainly attributable to increases in contract expenses related to the Corporation’s clinical trials, regulatory expenses and other expenses, partially offset by decreases in salaries and benefits and professional fees.

Net Loss
The Corporation realized a net loss for the three-month period ended August 31, 2014 of $3,712 or $0.03 per share compared to a net loss of $3,238 or $0.04 per share for the three-month period ended August 31, 2013. These results are mainly attributable to the factors described above in the Gross Profit and Adjusted EBITDA sections as well as by the increase in value of the derivative warrant liabilities by $318.

The Corporation realized a net loss for the six-month period ended August 31, 2014 of $2,356 or $0.02 per share compared to a net loss of $5,203 or $0.07 per share for the six-month period ended August 31, 2013.  These results are mainly attributable to the factors described above in the Gross Profit and Adjusted EBITDA sections partially offset by the decrease in value of the derivative warrant liabilities by $4,316.

Cash Flow and Financial Condition between the three and six-month periods ended August 31, 2014 and 2013

Operating activities
During the three-month periods ended August 31, 2014 and 2013, the Corporation’s operating activities resulted in decreases in liquidity of $1,844 and $277, respectively, consisting of the loss incurred for the quarter adjusted for non-cash items, such as depreciation of equipment, amortization of intangible asset, stock-based compensation, finance income and expenses and foreign exchange, as well as for the net changes in non-cash operating working capital items for the period. The net changes in non-cash operating working capital items for the three-month period ended August 31, 2014 amounted to an increase of $610 and is mainly due to increases in payables to parent corporation $716 and decreases in trade and other receivables $73 and prepaid expenses $121, principally offset by a decrease in trade and other payable ($270) and an increase in tax credits receivables ($38).  The net changes in non-cash operating working capital items for the three-month period ended August 31, 2013 amounted to an increase of $1,483 and is mainly due to decreases in trade and other receivables $284, inventories $150 as well as increases in trade and other payables $718 and payable to parent corporation $559, principally offset by the increase in prepaid expenses $162.

During the six-month periods ended August 31, 2014 and 2013, the Corporation’s operating activities resulted in decreases in liquidity of $2,345 and $1,216, respectively, consisting of the net loss incurred for the quarter adjusted for non-cash items, such as depreciation of equipment, amortization of intangible asset, stock-based compensation, finance expenses and foreign exchange, as well as for the net changes in non-cash operating working capital items for the period. The net changes in non-cash operating working capital items for the six-month period ended August 31, 2014 amounted to an increase of $1,809 and is mainly due to decreases in trade and other receivables $279, prepaid expenses $392 as well as increases in trade and other payables $244, payable to parent corporation $929, principally offset by increases in tax credits receivables ($56) and inventories ($26).  The net changes in non-cash operating working capital items for the six-month period ended August 31, 2013 amounted to an increase of $1,816 and is mainly due to decreases in trade and other receivables $132, inventories $155 as well as increases in trade and other payables $650, payable to parent corporation $984 and royalties payable to parent corporation $203, principally offset by increases in tax credits receivables ($119) and prepaid expenses ($189).

Investing activities
During the three-month periods ended August 31, 2014 and 2013, the Corporation’s investing activities generated increases in liquidities of $1,561 and $233, respectively. The increase in liquidity generated by investing activities during the three-month period ended August 31, 2014 is mainly due to the maturity of short-term investments of $15,557, offset by the acquisition of short-term investments of $13,958, and equipment of $35.  The increase in liquidity generated by investing activities during the three-month period ended August 31, 2013 is mainly due to the maturity of short-term investments of $250, offset by the acquisition of intangible assets of $17.

During the six-month periods ended August 31, 2014 and 2013, the Corporation’s investing activities generated increases in liquidities of $1,553 and $807, respectively. The increase in liquidity generated by investing activities during the six-month period ended August 31, 2014 is mainly due to the maturity of short-term investments of $16,057 and the interest received on short-term investments of $31, offset by acquisitions of short term investments of $14,478 and equipment of $35.  The increase in liquidity generated by investing activities during the six-month period ended August 31, 2013 is mainly due to the maturity of short-term investments of $3,750 and the interest received on short-term investments of $96, offset by acquisitions of short term investments of $3,000 and intangible assets of $40.

management analysis of the financial situation and operating results

Financing activities
During the three-month periods ended August 31, 2014 and 2013, the Corporation’s financing activities resulted in decreases and increases in liquidities of ($2) and $384, respectively. The increase in liquidities generated from financing activity during the three-month periods ended August 31, 2013 resulted mainly from proceeds from exercise of warrants and options of $414, principally offset by share issue costs of $29.

During the six-month periods ended August 31, 2014 and 2013, the Corporation’s financing activities generated increases in liquidities of $48 and $404, respectively. The increase in liquidities generated from financing activity during the six-month periods ended August 31, 2014 resulted mainly from proceeds from exercise of warrants and options of $50. The increase in liquidities generated from financing activity during the six-month period ended August 31, 2013 resulted mainly from proceeds from exercise of warrants and options of $434, principally offset by share issue costs of $29.

Overall, as a result, the Corporation’s cash decreased by $277 and increased by $351, respectively, for the three-month periods ended August 31, 2014 and 2013. Total liquidities as at August 31, 2014, comprised of short-term investments, amounted to $21,181.  See basis of presentation for additional discussion of the Corporation’s financial condition

To date, the Corporation has financed its operations primarily through public offering and private placement of common shares, proceeds from the exercise of rights, options and warrants, as well as research tax credits and funds from parent corporation. The future profitability of the Corporation is dependent upon such factors as the success of the clinical trials, the approval by regulatory authorities of products developed by the Corporation, the ability of the Corporation to successfully market and sell and distribute products.  As a result of proceeds received from the public offering of 18,400,000 Units of Acasti, the Corporation has sufficient capital to operate over the next twelve months and beyond, and therefore, the going concern material uncertainty has been removed as the Corporation expects to be in a position to realize its assets and discharge its liabilities in the normal course of business.

Financial Position

The following table details the significant changes to the statements of financial position as at August 31, 2014 compared to February 28, 2014:

Accounts	Increase (Decrease)	Comments
Cash	(742)	See cash flow statement
Short-term investments	(1,845)	Maturity of investments held
Trade and other receivables	(279)	Payment received
Tax credits receivable	56	Increase in tax credit eligible expenses
Prepaid expenses	(392)	Decrease in expenses
Inventories	26	Onemia® production
Intangible assets	(1,144)	Amortization
Trade and other payables	244	Increase in R&D expenses
Payable to parent corporation	929	Increase in expenses
Derivative warrant liabilities	(4,316)	Change in fair value
See the statement of changes in equity for details of changes to the equity accounts from February 28, 2014.

Issuance of shares on license prepayment agreement

On July 12, 2013, the Corporation issued 6,750,000 Class A shares, at a price of $2.30 per share to Neptune to pay in advance all of the future royalties’ payable under the intellectual property license it had with Neptune.

management analysis of the financial situation and operating results

The value of the prepayment, determined with the assistance of outside valuations specialists, using the pre-established formula set forth in the license agreement (adjusted to reflect the royalties of $395 accrued from December 4, 2012, the date at which the Corporation entered into the prepayment agreement to July 12, 2013, the date of issuance of the shares) totalling $15,130, was recognized as an intangible asset. The shares issued as a result of this transaction corresponded to an increase in share capital of $15,525, net of $29 of share issue costs. The Corporation no longer has royalty payment commitment under the License Agreement.

Contractual Obligations, Off-Balance-Sheet Arrangements and Commitments

The Corporation has no off-balance sheet arrangements.  As at August 31, 2014, the Corporation’s liabilities are $9,275, of which $2,410 is due within twelve months and $6,865 relates to a derivative warrant liability that will be settled in shares and thus is excluded from the table below.

A summary of Acasti’s contractual obligations at August 31, 2014 is as follows:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	Greater than 5 years
	$	$	$	$	$
Payables	2,410	2,410	-	-	-
Research and development contracts	5,503	4,699	804	-	-
Total	7,913	7,109	804	-	-

Significant commitments as of August 31, 2014 include:

Research and development agreements
In the normal course of business, the Corporation has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products.

The Corporation initiated research and development projects that will be conducted over a 12 to 24 month period for a total initial cost of $10,402, of which an amount of $4,313 has been paid to date.  As at August 31, 2014, an amount of $586 is included in ‘‘Trade and other payables’’ in relation to these projects.

Related Party Transactions

The Corporation was charged by Neptune for certain costs incurred by Neptune for the benefit of the Corporation and for royalties, as follows:

(expressed in thousands of dollars)
	Three-month periods ended August 31,		Six-month periods ended August 31,
	2014	2013	2014	2013
	$	$	$	$
Administrative costs	441	265	846	490
Research and development costs, before tax credits	182	179	282	329
Royalties1	-	52	-	228
TOTAL	623	496	1,128	1,047

1	Refer to Issuance of shares on license prepayment agreement section above.

Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. Costs that benefit more than one entity of the Neptune group are being charged by allocating a fraction of costs incurred by Neptune that is commensurate to the estimated fraction of services or benefits received by each entity for those items. These charges do not represent all charges incurred by Neptune that may have benefited the Corporation, because, amongst others, Neptune does not allocate certain common office expenses and does not charge interest on indebtedness. Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur should it not receive these services or benefits through the shared resources of Neptune or receive financing from Neptune.

management analysis of the financial situation and operating results

Payables to parent corporation have no specified maturity date for payment or reimbursement and do not bear interest.

The key management personnel of the Corporation are the members of the Board of Directors and certain officers. They control 2% of the voting shares of the Corporation.  See note 7 to the financial statements for disclosures of key management personnel compensation.

Use of estimates and measurement uncertainty

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.  Estimates are based on the management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.  Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include the identification of triggering events indicating that intangible assets might be impaired and the use of the going concern basis of preparation of the financial statements. At each reporting period, management assesses the basis of preparation of the financial statements. These financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Corporation will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include allocation of shared costs amongst the Neptune group companies (See Related Party Transactions section above) and the measurement of derivative warrant liabilities (note 9 to the financial statements) and of stock-based compensation (note 5 to the financial statements).  Also, the management uses judgment to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts.  The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized.  Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

Critical Accounting Policies

Impairment of non-financial assets
The carrying value of the Corporation’s license asset is reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.  The identification of impairment indicators and the estimation of recoverable amounts require the use of judgment.

Derivative warrant liabilities
The warrants forming part of the Units issued from the prior year’s public offering are derivative liabilities for accounting purposes due to the currency of the exercise price being different from the Corporation’s functional currency.  The derivative warrant liabilities are required to be measure at fair value at each reporting date with changes in fair value recognized in earnings.  The Corporation’s uses Black-Scholes pricing model to determine the fair value. The model requires the assumption of future stock price volatility, which is estimated based on weighted average historic volatility adjusted for changes expected due to publicly available information, when the shares have not been traded on a recognized exchange for a period of time that is commensurate with the estimated life of the instrument, it is estimated using historical volatility of comparable corporations. Changes to the expected volatility could cause significant variations in the estimated fair value of the derivative warrant liabilities.

management analysis of the financial situation and operating results

Stock-based compensation
The Corporation has a stock-based compensation plan, which is described in note 5 of the financial statements. The Corporation accounts for stock options granted to employees based on the fair value method, with fair value determined using the Black-Scholes model.  The Black Scholes model requires certain assumptions such as future stock price volatility and expected life of the instrument.  Expected volatility is estimated based on weighted average historic volatility adjusted for changes expected due to publicly available information, when the shares have not been traded on a recognized exchange for a period of time that is commensurate with estimated life of the option, it is estimated using historical volatility of comparable corporations. The expected life of the instrument is estimated based on historical experience and general holder behavior.  Under the fair value method, compensation cost is measured at fair value at date of grant and is expensed over the award’s vesting period with a corresponding increase in contributed surplus. For stock options granted to non-employees, the Corporation measures based on the fair value of services received, unless those are not reliably estimable, in which case the Corporation measures the fair value of the equity instruments granted. Compensation cost is measured when the company obtains the goods or the counterparty renders the service.

Also, the Corporation records as stock-based compensation expense a portion of the expense being recorded by Neptune, including stock-based compensation of its consolidated subsidiary, NeuroBioPharm Inc., that is commensurate to the fraction of overall services that the grantees provide directly to the Corporation with the offset to contributed surplus reflecting Neptune’s contribution to the Corporation.

Tax credits
Tax credits related to eligible expenses are accounted for as a reduction of related costs in the year during which the expenses are incurred as long as there is reasonable assurance of their realization.

FUTURE ACCOUNTING CHANGES

The accounting policies and basis of measurement applied in the interim financial statements are the same as those applied by the Corporation in its financial statements for the year ended February 28, 2014.

New standards and interpretations not yet adopted:

Financial instruments:

IFRS 9, Financial Instruments, was issued in November 2009. It addresses classification and measurement of financial assets and financial liabilities. In November 2013, the IASB issued a new general hedge accounting standard, which forms part of IFRS 9 Financial Instruments (2013). The new standard removes the January 1, 2015 prior effective date of IFRS 9. The new mandatory effective date will be determined once the classification and measurement and impairment phases of IFRS 9 are finalized. The mandatory effective date is not yet determined; however, early adoption of the new standard is still permitted. In February 2014, a tentative decision established the mandatory effective application for annual periods beginning on or after January 1, 2018. The Corporation has not yet assessed the impact of adoption of IFRS 9 and does not intend to early adopt IFRS 9 in its financial statements.

Revenue:

On May 28, 2014 the IASB issued IFRS 15, Revenue from Contracts with Customers. IFRS 15 will replace IAS 18, Revenue, among other standards. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. The new standard is effective for fiscal years ending on or after December 31, 2017, and is available for early adoption. The Corporation has not yet assessed the impact of adoption of IFRS 15, and does not intend to early adopt IFRS 15 in its financial statements.

management analysis of the financial situation and operating results

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING (ICFR)

In accordance with the Canadian Securities Administrators’ Multilateral Instrument 52-109, the Corporation has filed certificates signed by the Chief Executive Officer and the Chief Financial Officer, that among other things, report on the design of disclosure controls and procedures and the design of internal control over financial reporting.

There have been no changes in the Corporation’s ICFR during the three-month and six-month periods ended August 31, 2014 that have materially affected, or are reasonably likely to materially affect its ICFR.

Risk Factors

Investing in securities of the Corporation involves a high degree of risk. The information contained in the financial statements for the three and six-month periods ended August 31, 2014 and 2013 and this MD&A should be read in conjunction with all of the Corporation and the parent corporation’s public documentation. In particular, prospective investors should carefully consider the risks and uncertainties described in our filings with securities regulators, including those described under the heading “Risk Factors” in our short form based prospectus and its supplements, as well as in our latest annual information form, which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Additional risks and uncertainties, including those of which the Corporation is currently unaware or that it deems immaterial, may also adversely affect the Corporation’s business, financial condition, liquidity, results of operation and prospects.

Additional Information

Updated and additional information on the Corporation and the parent corporation Neptune Technologies & Bioressources Inc. is available from the SEDAR Website at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

As at October 14, 2014, the total number of class A shares of the Corporation issued and in outstanding was 106,260,178. The Corporation also has 4,793,750 stock options, 571,168 restricted share units, 20,766,542 Series 6, 7, 8 & 9 warrants outstanding.